TRANSPACIFIC GROUP LLC

Statement of Financial Condition

December 31, 2018

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67611

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2018___ AND ENDING ___12/31/2018___
　　　　　　　　　　　　　　　　　　　　　　MM/DD/YYYY　　　　　　　　　　　　　　　MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Transpacific Group LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

485 Madison Ave Suite 1500
(No. and Street)

New York　　　　　　　　　NY　　　　　　　　　10022
　(City)　　　　　　　　　　(State)　　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Daniels　　　　　　　　　　　　　　　　212-751-4422
　　　　　　　　　　　　　　　　　　　(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Raphael Goldberg Nikpour Cohen & Sullivan

Certified Public Accountants PLLC
(Name -- if individual, state last, first, middle name)

97 Froehlich Farm Blvd	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Scott D Daniels _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o _____ Transpacific Group LLC _____ , as of _____ 12/31/2018 _____ , are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

FINOP

Title

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 2022

Notary Public

This report** contains (check all applicable boxes):

- [✓] (a) Facing page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con solidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi
- [ ] (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRANSPACIFIC GROUP LLC
DECEMBER 31, 2018

CONTENTS



RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Transpacific Group LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Transpacific Group LLC (the “Company”) (a limited liability company), as of December 31, 2018, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Transpacific Group LLC as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company’s auditors since 2016

Woodbury, New York
February 22, 2019

TRANSPACIFIC GROUP LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$	1,059,000
Accounts receivable		5,198,750
Prepaid expenses		34,765
Property and equipment (net of accumulated depreciation of $43,872)		540
Other assets		97,535
TOTAL ASSETS	$	6,390,590

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accrued expenses and other liabilities	$	816,492
Warrant reserve		10,000
TOTAL LIABILITIES		826,492
Member's equity		5,564,098
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	6,390,590

The accompanying notes are an integral part of these financial statements

NOTE 1.   ORGANIZATION AND NATURE OF BUSINESS

Transpacific Group LLC (the "Company"), a Delaware limited liability company, was formed on January 29, 2007. The Company, a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), acts as a third-party selling agent for private collective investment vehicles. The Company will continue indefinitely, unless terminated sooner by Management.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, and accounts payable. The fair value of cash is based upon the bank balance at December 31, 2018 adjusted by any uncleared transactions. The fair value of accounts receivable and accounts payable is estimated by management to approximate their carrying value at December 31, 2018.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount. In estimating any required allowance for doubtful accounts, management considers historical losses adjusted to take into account current market conditions and the Company's customers' financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its accounts receivable monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Allowance for doubtful was not required as of December 31, 2018.

The accompanying notes are an integral part of these financial statements

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent accounting pronouncements

        In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company believes the impact on the financial statements of the ASU 2016-02 is minimal.

NOTE 3.   NET CAPITAL REQUIREMENT

        The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $601,824 which was $566,395 in excess of its required net capital of $35,429. The Company's net capital ratio was 1.37 to 1.

        The Company does not handle cash or securities on behalf of customers. Therefore, the Company is exempt from the SEC Rule 15c3-3.

NOTE 4.   PROPERTY AND EQUIPMENT

        Property and equipment are stated at cost, less accumulated depreciation.
Depreciation is based on the straight line method over the estimated useful lives of the assets.

        Property and equipment at December 31, 2018 consisted of the following:

		Estimate Useful Life
Computer equipment	$ 36,593	3 Years
Furniture	7,819	5 Years
	44,412	
Less: accumulated depreciation	(43,872)	
Property and equipment, net	$ 540	

NOTE 5.   INCOME TAXES

As a limited liability company, the Company is not subject to federal or state income taxes. The member reports his distributive share of realized income or loss on his own tax return. However, the Company does file tax returns in which it recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is subject to New York City unincorporated business tax, for which a provision is included in the Statement of Operations. As of December 31, 2018 the Company had a receivable of $6,000 included in assets on the accompanying statement of financial condition relative to current taxes.

NOTE 6.   WARRANT RESERVE

The Company has received a deposit of $10,000 from an entity which has the right to convert this deposit into capital at a future date based on terms disclosed in its warrant agreement.

NOTE 7.   SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

As of December 31, 2018, there were no customer accounts having debit balances which presented any risks, nor was there any exposure with any other transaction conducted with any other broker.

The accompanying notes are an integral part of these financial statements

NOTE 8.   COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2018 or during the year then ended.

NOTE 9.   RETIREMENT PLANS

The Company maintains a profit sharing plan covering eligible employees. Employees are vested at 20% per year after 2 years of service. Annual contributions to the plan are at the discretion of the Managing Member and are limited to the percentage of eligible employee compensation under relevant Internal Revenue Code sections. For the year ended December 31, 2018, the Company contributed $17,650 to the plan.

The Company sponsors a 401(k) for eligible employees providing pre-tax salary deferrals. For the year ended December 31, 2018, the Company contributed $28,548 as a safe harbor contribution to the plan.

The Company participates in a noncontributory defined benefit pension plan which covers substantially all of its employees, and is funded through a trust established under the plan.

The benefits are based on years of service, and the employee's compensation during the five consecutive years in which their average compensation was highest. Funding of retirement costs for the plan complies with the funding requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and other federal legislation.

Obligations and Funded Status	**Pension Benefits 2018**
Change in benefit obligation:	
Benefit obligation at January 1, 2018	$ 2,426,610
Service cost	307,262
Interest cost	85,417
Actuarial gain	(53,924)
Assumption changes	(176,304)
Disbursements paid	-
Benefit obligation at December 31, 2018	$ 2,589,061

The accompanying notes are an integral part of these financial statements

NOTE 9.   RETIREMENT PLANS (Continued)

Change in plan assets:

Fair value of plan assets at January 1, 2018	$	1,874,743
Actual return on plan assets		(28,224)
Employer contribution		200,000
Paid to participants		-
Fair value of plan assets at December 31, 2018	$	2,046,519
Funded Status at end of year	$	(542,542)

Amounts recognized in the statement of financial condition consist of:

Pension payable	$	200,000

Amounts recognized in accumulated other comprehensive income consist of:

Net actuarial gain	$	210,035

Summary of benefit obligations and plan assets:

Projected benefit obligation	$	2,589,061
Accumulated benefit obligation	$	2,589,061
Fair value of plan assets	$	2,046,519

Components of net periodic benefit cost and other amounts recognized in other comprehensive income:

Service cost	$	307,262
Interest cost		85,417
Expected return on plan assets		(148,106)
Net periodic cost	$	244,573

The accompanying notes are an integral part of these financial statements

NOTE 9.   RETIREMENT PLANS (Continued)

Other changes in plan assets and benefit obligations
 recognized in other comprehensive income

Net gain $ (53,898)

Total recognized in net periodic pension benefit cost and
other comprehensive income $ 190,675

The estimated net loss and prior service cost for the defined benefit pension plan that will
be amortized from accumulated other comprehensive income into net periodic benefit cost
over the next fiscal year are $0.

Weighted average assumptions used to determine
 benefit obligation at December 31, 2018:

Discount rate	4.22%
Rate of compensation increase	0.00%

Weighted average assumptions used to determine net
 periodic benefit cost for year ended December 31, 2018:

Discount rate	3.60%
Expected long-term return on plan assets	7.50%
Rate of compensation increase	5.00%

Contributions

Contributions expected to be made during the year ending December 31, 2019 are expected
to approximate $200,000.

Estimated Future Benefit Payments

Year ending December 31,	Pension Benefits
2019	2,698,320
2020	-
2021	-
2022	-
2023	-
Year 2024-2028	-

The accompanying notes are an integral part of these financial statements

NOTE 10.   GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2018 or during the year then ended.

NOTE 11.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 22, 2019, the date the financial statements were available to be issued. There have been no subsequent events requiring recognition or disclosure in the financial statements.

The accompanying notes are an integral part of these financial statements